Exhibit 12

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DISTRIBUTIONS
(In Thousands, Except Ratios; Unaudited)

	Three Months Ended		Fiscal Year Ended April 30,
	July 31, 2009	2009	2008	2007	2006	2005
Earnings
Net income attributable to Investors Real Estate Trust	$2,017	$8,526	$11,675	$11,026	$8,766	$7,768
Add:
Noncontrolling interests – Operating Partnership	479	2,227	3,524	3,217	1,892	1,727
Combined fixed charges and preferred distributions (see below)	17,994	72,027	66,317	60,866	53,070	49,564
Less:
Interest capitalized	0	(912)	(506)	(69)	(21)	(138)
Preferred distributions	(593)	(2,372)	(2,372)	(2,372)	(2,372)	(2,372)
Total earnings	$19,897	$79,496	$78,638	$72,668	$61,335	$56,549

Fixed charges
Interest expensed	$17,401	$68,743	$63,439	$58,425	$50,677	$47,054
Interest capitalized	0	912	506	69	21	138
Total Fixed charges	$17,401	$69,655	$63,945	$58,494	$50,698	$47,192
Preferred distributions	593	2,372	2,372	2,372	2,372	2,372
Total Combined fixed charges and preferred distributions	$17,994	$72,027	$66,317	$60,866	$53,070	$49,564

Ratio of earnings to fixed charges	1.14	1.14	1.23	1.24	1.21	1.20
Ratio of earnings to combined fixed charges and preferred distributions	1.11	1.10	1.19	1.19	1.16	1.14